Exhibit 99.1

Greg West, Benitec’s Chief Financial Officer and Company Secretary, Named Interim Chief Executive Officer

Benitec’s Chief Executive Officer, Dr. Peter French, Steps Down

Sydney Australia, December 8, 2015: The Board of Directors of Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) has today announced that Dr. Peter French will step down as Chief Executive Officer and Managing Director of the Company. Mr. Greg West, Benitec’s Chief Financial Officer and Company Secretary, has been appointed as interim Chief Executive Officer.

Benitec’s Board has commenced a global search for a new CEO and it is intended that the new CEO will be based in the United States. This is in line with the Company’s goal to establish a stronger profile and management team in the United States, following its NASDAQ listing in August 2015 and establishment of the Bremner Laboratory in San Francisco, California, in September 2014.

Benitec’s Chairman, Mr. Peter Francis, said, “Over the past five years, Dr. Peter French’s leadership has been instrumental in Benitec’s transformation from a company that had limited resources and no clinical programs, to become a clinical stage company, with a valuable development pipeline and a solid cash position. The Board and Management wish Dr. French all the best for the future and we sincerely thank him for his outstanding contribution to Benitec’s growth. The Board will work closely with Mr. West until a new CEO is appointed, and we look forward to updating our shareholders as we move forward with the transition.”

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or ‘expressed RNAi’. Based in Sydney, Australia with labs in Hayward, CA (USA) and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis C and B, wet age-related macular degeneration and OPMD. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington’s Disease, chronic neuropathic pain and retinitis pigmentosa. For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com

Safe Harbor Statement:

This press release contains “forward-looking statements” within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Benitec has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to, any statements relating to Benitec’s pipeline of ddRNAi-based therapeutics, including the initiation, progress and outcomes of clinical trials and any other statements that are not historical facts. Such forward-looking statements involve risks and uncertainties, including, but not limited to, risks and uncertainties relating to the difficulties or delays in our plans to develop and potentially commercialize our product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and our product candidates, potential future out-licenses and collaborations, our intellectual property position and duration of our patent portfolio, the ability to procure additional sources of financing and other risks detailed from time to time in filings that Benitec makes with US Securities and Exchange Commission, including our most recent annual report on Form 20-F and our reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Company	Investor relations	United States

Carl Stubbings Chief Business Officer Tel: +61 (2) 9555 6986 Email: cstubbings@benitec.com	Annabel Murphy Head of Investor Relations & Corporate Communications Tel: +61 (2) 9555 6986 Email: amurphy@benitec.com

PCG Advisory Group

Adam Holdsworth

Managing Director of Investor Relations

Tel: + 1 646-862-4607

Email: adamh@pcgadvisory.com

Sean Leous

Managing Director of Public Relations

Tel: +1 646-863-8998

Email: sleous@pcgadvisory.com